Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to Registration Statement (Form S-4 No. 333-289276) and related Prospectus of James River Group Holdings, Inc. (formerly James River Group Holdings, Ltd) for the conversion of 59,438,087 shares of its common stock and to the incorporation by reference therein of our reports dated March 4, 2025, with respect to the consolidated financial statements of James River Group Holdings, Ltd., and the effectiveness of internal control over financial reporting of James River Group Holdings, Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 10, 2025